QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.

3/F, Building 8, Zhongguancun Software Park
Haidian District, Beijing 100193
People's Republic of China
+86 (10) 8282-5266
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-	N/A

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
Name:	Sidney Xuande Huang
Title:	Chief Financial Officer

Date: October 3, 2012

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2

Notice of Extraordinary General Meeting of Shareholders of VanceInfo Technologies Inc. and Joint Proxy Statement of HiSoft Technology International Limited and VanceInfo Technologies Inc./Prospectus of HiSoft Technology International Limited with Annexes

99.3	Proxy Card for Extraordinary General Meeting of Shareholders of VanceInfo Technologies Inc.
99.4	ADS Voting Instruction Card for Extraordinary General Meeting of Shareholders of VanceInfo Technologies Inc.

QuickLinks

SIGNATURE
EXHIBIT INDEX